Boaz Bikes

Ride the Future of Urban Mobility: Our Tech-Enabled Solution Offers Cash Flow Positive, Affordable, Reliable, and Safe Transportation for Moving Forward with Ease.







Serial entrepreneurs with multiple exits, with over 20+ years collectively in the transportation sapce.



Emil Nnani is CEO and visionary. Spent the last eight years in the mobility industry. His previous startup 'Errand Driver' grew to 200+ drivers and over 100 paying customers in year one. He also grew a retail store to $60k in monthly revenue and over $2M in sales. Emil is a master organizer, leading Boaz's crowdfunding raising over $2M by activating his community.



Christiana Winfrey is COO and co-founder at Boaz. She helped build operations for early Uber, launching the SF, LA, & SD markets. Co-founded an Uber competitor and took the company to $2M in year one. In previous startups, she raised money from Madison Sandhill Capital for Digital Stream Energy and BMW for Titan Urban Transportation. She was a part of two successful exits, Lumiata, acquired by Somatus, and Rancher Federal, acquired by Suse.



Cory Smith is Boaz's CFO and comes with more than ten years of experience in strategic finance. Cory has an MBA in finance from Wharton and has helped multiple early startups raise capital and accelerate expansion, resulting in annual revenue growth of 112-339%.



Alejandro Rama is Boaz's CTO, he has worked as a full-stack software engineer for over 10+ years. Has developed and maintained a wide variety of web-based systems for small business and enterprise-level projects. Co-founder of SoftEdge, which is a leader in the digital space for development and consulting..

We've completed over 250,000 rides to date with ZERO reported accidents. We hold eight city permits, over 50,000 app downloads, and over $1.5M in total revenue; we've raised over $2M, and on track to do $1.5M+ in revenue in 2023

Note: future projections cannot be guaranteed

Boaz Bikes

The Problem

SAFETY

For every 100,000 scooter rides, there are 19 serious accidents.

EQUITY

Underserved communities are being looked over as operators fight for the tourist hotspots.

PROFITABILITY

Both public scooter companies (Bird & Helbiz) are yet to be profitable.

Boaz Bikes

The Solution

Boaz operates a 24/7 Field Team that inspects vehicles daily (SAFETY). We deploy fewer vehicles within markets, cutting overhead costs, and we predict potential rides with AI (PROFITABILITY); We use our 24/7 Field Team to shift vehicles around the city to meet demand and monitor them in real-time to solve city complaint issues before they come in. Our technology helps us cut down on theft by notifying our 24/7 field team in real-time when someone is moving or destroying a vehicle. We allocate unused vehicles to underserved areas during low demand (EQUITY).

Boaz Bikes

WE USE OUR PROPRIETARY TECHNOLOGY TO HELP TRACK AND SHIFT VEHICLES DAILY


SAFETY
FIRST

SHIFT VEHICLES TO MEET DEMAND AND INSPECT THEM WHILE SHIFTING.



WE SHIFT VEHICLES TO UNDERSERVED COMMUNITIES WHEN NOT IN USE.



24/7 TEAM MEMBERS



FEWER VEHICLES CUT OPEX COSTS WHILE ALLOWING THE TEAM TO OVERSEE & CORRECT PROBLEMS.

MINIMIZE THEFT BY ACTIVELY MOVING AND OVERSEEING THE VEHICLES. ATTENDING TO ALERTS IN REAL-TIME.



Boaz Bikes

Boaz has just secured THREE new permits. Tarleton State University, Flint, Michigan, and Orange County, Florida, making our market size EIGHT! We are raising $3M to take advantage of these unique opportunities, which could take our company to $8M ARR in 6 months.

Note: future projections cannot be guaranteed

Note: future projections cannot be guaranteed

	CURRENT PERMITTED MARKETS					EXPANSION MARKETS		
	Seasonal May-Sept	Seasonal Sept-April	Seasonal Sept-April	Seasonal Sept-April	Seasonal March-Nov	Year-Round enclosed system	Seasonal May-Sept	Year-Round
(300 bikes down for repair, 100 brand new)	**Detroit Mi**	**Tempe AZ**	**Scottsdale AZ**	**Chandler AZ**	**Plano TX**	**Tarleton State Univ.**	**Flint, MI**	**Orange County, Fl**
Vehicles Needed	**500**	**400**	**250**	**100**	**300**	**350**	**200**	**1500**
Vehicles we have	300	200	100	0	0	0	0	0
Cost for full capacity	~$50K	~$50K	~$100K	~$65K	~$200K	$230K	$130K	$1M
Projected 2023 Revenue at full capacity	$700K	$560K	$350K	$140K	$315K	$612K	$210K	$2.1M
ARR at full capacity	$875K	$1.1M	$700K	$280K	$945K	$1.5M	$350K	$6.3M

Note: future projections cannot be guaranteed

Orange County, Florida

Home to Disney Land and the 5th largest county in FL. We've been selected as one of three operators to serve the entire 13 cities within the county. 1.5M residents and over 75M tourists annually. This market alone could generate over $6M in annual revenue. Beating out our competitors to be one of only three operators to serve the county makes it a valuable and must-launch opportunity we cannot pass on.



Overhead 3.4%
Staff 12.8%
Insurance 11.8%
Vehicles 70.2%

MRR

1300 vehicles x $350 = $455,000

ARR

$420,000 x 12 = $5.4M

Funds Needed

$1.4M

The market rollout is at 1300 vehicles;
We order 1625 and we will scale to 2000 vehicles

Note: future projections cannot be guaranteed

Tarleton State University

Located in Stephenville, TX. A division one university with over 15,000 students. The campus spans 170 acres making it a perfect expansion opportunity. We've recently secured an exclusive three-year permit to serve the university. This market alone could generate about $2M in annual revenue. Beating out our competitors to be the only operator to serve this University exclusively makes it a valuable and must-launch opportunity we cannot pass on.


Overhead
3.5%
Staff
13.2%
Insurance
10.9%
Vehicles
72.4%

MRR

350 vehicles x $350 = $122,500

ARR

$122,500 x 12 = $1.47M

Funds Needed

$321K

Throughout the summer the school hosts students, weekly events, and summer camps

Note: future projections cannot be guaranteed

Flint Michigan with Khumate

Khumate is a self-charging docking station that has won a grant to build out charging stations in Flint, Mi. They've selected us as their scooter partner for a four-year exclusive contract. This will allow us to charge vehicles at hubs, cutting costs and opening new revenue streams. This market will allow us to test out charging hubs in a dockless city without having to cover the upfront cost of the hardware. If the partnership increases revenue as expected, it will allow us to launch hubs in future markets making this a must-launch opportunity we cannot pass on.


Buffer
9.5%
Overhead
7.1%
Staff
11.9%
Insurance
9.5%
Vehicles
61.9%

MRR

200 vehicles x $350 = $70,000

ARR

$70,000 x 5 = $350K

Funds Needed

$210K

Khumate has 16 hubs already built into the city grid at strategic locations.

REVENUE	2019	2020	2021	2022	2023	2024	2025
	$40K	$140K	$540K	$750K	$3.5M	$22M	$54M

A MARKET WITH ROOM TO GROW

In the US, there are 285 cities with populations over 100k and 600+ with populations over 50k that are not currently being served by the micromobility industry. **The US market is expected to grow 6x over the next 3 years** making our unique opportunity to good to pass up on.


$111.4B
$6B
$54M

The Global scooter market is expected to reach $111.37B in annual revenue by 2030.

The US shared scooter market is expected to grow from just $1 Billion in 2022 to $6 Bn within the next 3 years (2025)

By targeting small to mid-size markets, as well as markets our competitors are pulling out of that, we can be profitable in, along with easy-to-obtain large markets where we will have a competitive advantage. Boaz will be able to claim a minimum of $150M of US market share by 2025. Thus making us ripe for acquisition or IPO.

Note: future projections cannot be guaranteed

Grand View Research
Zag Daily

Over the past four years, we've dedicated ourselves to developing cutting-edge technology that enables us to deliver unparalleled operational efficiency and excellence in our industry. Our innovative platform leverages the power of data and AI to optimize fleet utilization, reduce costs, and provide a seamless user experience for our customers. Our technology and our team is the driving force behind our success, and we're excited to share it with you


Safety
Boaz Bikes
veo
Razor
Cash On Hand
Operations Focused Tech
HELBIZ
SPIN
Lime
BIRD
Market Penetration

Worst Case Scenario $1M Raise

We order 500 vehicles for orange county and secure insurance. We fix our remaining fleet to stay on the road. Out of the remaining 1000 vehicles, 100 will stay in Flint MI (already built for self charging docks). 300 will go to Tarleton State Univ. while 300 goes to the Arizona markets and the remaining 300 goes to Orange county (making a total of 800 vehicles). At the end of the Detroit season we will shift bikes to the other markets. Taking our 2023 Revenue to $2.5M

Mid-Case Scenario $2M Raise

We order 1000 vehicles for orange county and secure insurance. We fix our remaining fleet to stay on the road. Out of the remaining 1000 vehicles, 100 will stay in Flint, MI (already built for self-charging docks). Three hundred will go to Tarleton State Univ. while 400 will go to the Arizona markets, and the remaining 200 will go to Orange County (making a total of 1200 vehicles). At the end of the Detroit season, we will shift bikes to the other markets. Taking our 2023 Revenue to $3.1M

Best Case Scenario $3M Raise

We order 2000 vehicles for orange county and secure insurance. We fix our remaining fleet to stay on the road. Out of the remaining 1000 vehicles, 100 will stay in Flint, MI (already built for self-charging docks). Three hundred fifty will go to Tarleton State Univ., while 550 will go to the Arizona markets. At the end of the Detroit season, we will shift bikes to the other markets. Taking our 2023 Revenue to $3.5M

Note: future projections cannot be guaranteed

Note: future projections cannot be guaranteed

The Rollout

Open Crowdfund Aug 1st Raise 1st $500K in 30 days (100K committed)

Launch Flint Mi with 100 (owned) vehicles on Aug 15th

Order 1500 vehicles on Sept 1st (down payment)

Raise $1.5M via the crowd by the end of Oct with $150K in ad spend budget

Take 250 repaired bikes from Detroit to Tarleton on Sept 1st

Raise the final $1M by the end of Nov with $100K ad spend

1500 Bikes arrive in the states at the end of Dec.

Shift Detroit's 150 vehicles to Arizona markets by end of Sept.

Launch Orange County at the beginning of October with 500 units. Add 1000 more in Dec from shipment

Use remaining 500 vehicles as fillers for Orange County, Tarleton State, AZ markets or Franchise.

Having raised over $2M, our ad spend averages with a 10 to 1. (every dollar we spend brings $10 in investments)



Raising $3M

CONTACT

Emil Nnani
CEO, Boaz Bikes
emil@boazbikes.com